February 10, 2015	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com WRITER’S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL CLIENT/MATTER NUMBER 067920-0485

Via EDGAR and Email

Mr. Justin Dobbie Legal Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:                             Quad/Graphics, Inc.

Registration Statement on Form S-4

Filed January 8, 2015

File No. 333-201395

Dear Mr. Dobbie:

On behalf of our client, Quad/Graphics, Inc., a Wisconsin corporation (“Quad”), set forth below are the responses of Quad to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 27, 2015, with respect to the above-referenced filing.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of Quad (in regular type).

General

1.                                      We note that you are registering the exchange of the 7% Senior Notes due 2022 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response:

In response to the Staff’s comment, the accompanying letter addresses these points.

Exhibit 5.1

2.                                      Please ask counsel to revise Exhibit 5.1 to remove the inappropriate qualifications and exceptions in the penultimate paragraph. We note that the guarantors are organized in

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEWYORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Wisconsin, Delaware, Massachusetts, Connecticut and California. Counsel must opine as to the laws of the jurisdiction in which each registrant is organized, or engage local counsel. It is not appropriate for counsel to assume that the laws of all of the relevant jurisdictions are identical to the laws of the State of Wisconsin. For additional guidance, please refer to Section II.B.1.e in Staff Legal Bulletin No. 19 (October 14, 2011).

Response:

In response to the Staff’s comment, Quad has filed a revised opinion of Foley & Lardner LLP as Exhibit 5 to the Registration Statement.

* * *

As requested, attached is a written acknowledgement of Quad.

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5668 or Jennifer J. Kent, Vice President, General Counsel and Secretary of Quad/Graphics, Inc., at (414) 566-2033.

Very truly yours,

/s/ Russell E. Ryba

Russell E. Ryba

Attachments

cc:                                Julie Griffith

United States Securities and Exchange Commission

Jennifer J. Kent

Quad/Graphics, Inc.